UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*
Diamond Hill Investment Group, Inc.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

25264R207
(CUSIP Number)

Roderick H. Dillon Jr.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215
(614) 255-3333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2015
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25264R207

1	NAMES OF REPORTING PERSONS

Roderick H. Dillon Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

295,490
	8	SHARED VOTING POWER

—
	9	SOLE DISPOSITIVE POWER

298,658
	10	SHARED DISPOSITIVE POWER

—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

298,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer
This Amendment No. 2 to Schedule 13D relates to the common shares, without par value (the “Common Shares”) of Diamond Hill Investment Group, Inc., an Ohio corporation (the “Issuer”). The Issuer’s principal executive office address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.
Item 2. Identity And Background

(a)	Roderick H. Dillon Jr. (“Mr. Dillon”)

(b)	Mr. Dillon’s business address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

(c)	Mr. Dillon’s principal occupation is Chief Executive Officer of the Issuer.

(d-e)
During the last five years, Mr. Dillon has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Dillon is a United States citizen.
Item 3. Source And Amount Of Funds Or Other Consideration
The majority of Common Shares were awarded to Mr. Dillon by the Company as equity compensation. Mr. Dillon also purchased some of his Common Shares with personal funds.
Item 4. Purpose of Transaction
Mr. Dillon acquired his Common Shares for investment purposes.
As a director and officer of the Company, Mr. Dillon may be periodically involved in discussions and decisions of the Board of Directors of the Company, among other things, (a) to make contributions of Common Shares to the Company’s 401(k) for employee matching purposes; (b) to consider potential acquisitions with the consideration being partially or fully in the form of Common Shares, or acquisitions of dispositions of assets by the Company or its subsidiaries (including the disposition of investments of the Company and its subsidiaries in the ordinary course of business); (d) to determine any dividends to be paid by the Company to its shareholders; (e) to change the number of directors and to fill vacancies on the Board of Directors of the Company; and (f) regarding the amounts and terms of equity awards to be made under the Company’s equity compensation plans or otherwise.
Mr. Dillon participates in the Company’s 401(k) plan and has been and in the future may be awarded Common Shares under such plan, with 3,168 of his Common Shares currently held in such plan. As a result of Mr. Dillon's participation in the 401(k) plan, he receives dividends on his Common Shares in the 401(k) plan. Mr. Dillon may also gift Common Shares or sell Common Shares as part of his overall financial planning.
Since Mr. Dillon filed his Schedule 13D Amendment No. 1 on May 10, 2011 (“Amendment No. 1”), the number of Common Shares owned by Mr. Dillon has decreased by 7,399 Common Shares. Mr. Dillon’s overall ownership percentage of the Company’s Common Shares has decreased primarily due to the issuance of additional Common Shares since the filing of Amendment No. 1.
Outside of his role as an officer and a member of the Board of Directors of the Company, Mr. Dillon has no plans or proposals required to be disclosed in Item 4 of Schedule 13D.

Item 5. Interest In Securities of The Issuer

(a)	As of April 9, 2015, the Issuer had 3,382,628 total outstanding Common Shares. Mr. Dillon beneficially owns 298,658, or 8.8%, of the total outstanding Common Shares of the Issuer.

(b)	Mr. Dillon holds sole voting power with respect to 295,490 shares and sole dispositive power with respect to all the Common Shares beneficially owned by him.

(c)
Mr. Dillon received Common Shares under the Company's 401(k) plan totaling 19 Common Shares on February 12, 2015 and 18 Common Shares on March 12, 2015. Mr. Dillon also made a gift of 1,780 Common Shares on March 31, 2015. Mr. Dillon has made no other transactions in the Common Shares within the last 60 days.

(d)	Dividends on Common Shares held in the Company's 401(k) plan remain in such plan and are credited to the account of Mr. Dillon under the plan.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Dillon and the Company have entered into an Amended and Restated Employment Agreement dated March 22, 2011, which is hereby incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on March 24, 2011; File No. 000-24498. Mr. Dillon and the Company are also parties to an Award Agreement for Restricted Stock under the Company's 2011 Equity and Cash Incentive Plan, which is hereby incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on April 29, 2011. Mr. Dillon also participates in the Company’s 401(k) plan on the same basis as other employees of the Company.
Item 7. Material to Be Filed as Exhibits
Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 9, 2015	By:	/s/ Roderick H. Dillon Jr.
Roderick H. Dillon Jr.